Filed by Towers, Perrin, Forster & Crosby, Inc.,

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies:

Jupiter Saturn Holding Company (Commission File No. 333-161705)

Towers, Perrin, Forster & Crosby, Inc. (Commission File No. 132-02690)

Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)

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As previously disclosed in Amendment No. 3 to Jupiter Saturn Holding Company’s Registration Statement on Form S-4, on November 5, 2009, Towers Perrin, members of its board of directors and certain members of senior management were named as defendants in a putative class action lawsuit filed by some of its former shareholders. The plaintiffs in the action are former members of Towers Perrin’s senior management, who voluntarily retired from Towers Perrin at various times between 1995 and 2000.

Although the complaint did not contain a quantification of the damages sought, Towers Perrin received a settlement demand from the plaintiffs, which was orally communicated on December 8, 2009 and later in writing on December 9, 2009, that sought a payment of $800 million to settle the action on behalf of the entire class, as defined in the complaint, and requested that the settlement demand be communicated to Watson Wyatt. Towers Perrin continues to believe the claims are without merit and intends to vigorously defend the action.

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Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the anticipated completion of the business combination transaction involving Towers Perrin and Watson Wyatt and statements regarding the legal proceeding brought by former Towers Perrin stockholders, the merits of such claims, the outcome of this legal proceeding and the potential costs to defend it, as well as other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Perrin’s and/or Watson Wyatt’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Where You Can Find Additional Information

This current report on Form 8-K was issued December 15, 2009. Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION.

The joint proxy statement/prospectus and the other documents filed with the Commission may be obtained free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.

Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt. A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company is contained in the joint proxy statement/prospectus which has been filed by the Holding Company with the Commission. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus.